Exhibit 99.5

Consent of Manager Nominee

Southern Indiana Gas and Electric Company and SIGECO Securitization I, LLC (the “Issuer”) have filed a Registration Statement on Form SF-1 (Registration Nos. 333-270851 and 333-270851-01; as subsequently amended, the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the public offering of up to $341,450,000 in aggregate principal amount of the Issuer’s Series 2023-A Senior Secured Securitization Bonds. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a person about to become a manager of the Issuer as identified in the Registration Statement. I also consent to the filing of this consent as an exhibit to the Registration Statement.

/s/ Kevin J. Corrigan
Kevin J. Corrigan
Dated: May 15, 2023